SECURITIES & EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13G*

                                 (Rule 13d-102)



             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                               (Amendment No. 2)1

                        Puerto Rican Cement Company, Inc.
                        ---------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    745075101
                                    ---------
                                 (CUSIP Number)

                                  July 30, 2002
                                  -------------
             (Date of event which requires filing of this statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

                  [ ]     Rule 13d-1(b)
                  [X]     Rule 13d-1(c)
                  [ ]     Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)

                                  Luis A. Ferre

-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [   ]
                                                                  (b)  [   ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
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NUMBER OF            (5)  SOLE VOTING POWER
                               0 shares.
SHARES             ----------------------------------------------------------

BENEFICIALLY         (6)  SHARED VOTING POWER
                               0 shares.
OWNED BY           ----------------------------------------------------------

EACH                 (7)  SOLE DISPOSITIVE POWER
                               0 shares.
REPORTING          ----------------------------------------------------------

PERSON WITH          (8)  SHARED DISPOSITIVE POWER
                               0 shares.
-----------------------------------------------------------------------------
       (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON
                               0 shares.
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **  [    ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                              0.0%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                              IN
-----------------------------------------------------------------------------

Item 1(a). Name of Issuer:

     The name of the issuer is Puerto Rican Cement Company, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

     The address of the principal executive offices of the Issuer is P.O. Box 364487, San Juan, Puerto Rico 00936-4487.

Item 2(a). Name of Person Filing:

     This statement is filed by: Luis A. Ferre

Item 2(b). Address of Principal Business Office or, if None, Residence:

       P.O. Box 9066590
       San Juan, Puerto Rico 00956-6590

Item 2(c). Citizenship:

     Mr. Ferre is a United States citizen.

Item 2(d). Title of Class of Securities:

     Common Stock, par value $1.00 per share.

Item 2(e). CUSIP Number:

     745075101

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

     Not applicable.

Item 4. Ownership.

     (a) Amount beneficially owned: 0 shares.

     (b) Percent of class: 0.0%

     (c) Number of shares as to which such person has:

     (i) Sole power to vote or direct the vote: 0 shares.

     (ii) Shared power to vote or direct the vote: 0 shares.

     (iii) Sole power to dispose or direct the disposition: 0 shares.

     (iv) Shared power to dispose or direct the disposition: 0 shares.

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8. Identification and Classification of Members of the Group.

     Not applicable.

Item 9. Notice of Dissolution of Group.

     Not applicable.

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

         DATED:  August 21, 2002


         /s/ Luis A. Ferre
         ---------------------------
         Name:  Luis A. Ferre